SPONSOR RESULTS

FMI Focus Fund (FMIOX)

FMIOX focuses on value priced small to mid cap stocks with a catalyst.
www.fiduciarymgt.com

SPONSOR RESULTS

FMI Large Cap Fund

FMIHX takes a focused approach to investing in large cap equity.
www.fiduciarymgt.com

Sponsored Links

FMI Focus Fund (FMIOX)
www.fmifunds.com      FMIOX focuses on value priced small to mid cap stocks with a catalyst.

Sponsored Links

FMI Large Cap Fund
www.fmifunds.com      FMIHX takes a focused approach to investing in large cap equity.